

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
Chief Executive Officer and President
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

> **Re:** **Seychelle Environmental Technologies, Inc.**
> **Form 10-SB**
> **File No. 000-29373**

Dear Mr. Palmer:

We have reviewed your filing and related reports and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: David Wagner (*via facsimile* 303/409-7650)
        8400 East Prentice Avenue
        Penthouse Suite
        Englewood, Colorado 80111